FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No.1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: GFI
NYSE Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or the "Company")

Announcement of the closing date of the offer to acquire
the entire issued share capital of Western Areas Limited,
finalization of the offer consideration and no increase to
offer consideration.

1. Introduction

On 11 September 2006 Gold Fields issued an announcement
detailing the terms of the offer by Gold Fields to acquire
the entire issued share capital of Western Areas Limited
("Western Areas") (other than those shares already held by
Gold Fields and JCI Limited (together with its subsidiaries
"JCI"))("the offer").

2. Terms of the offer

In terms of the offer, the consideration payable is 35
ordinary shares in Gold Fields ("Gold Fields shares") for
every 100 ordinary shares held in Western Areas ("Western
Areas shares"). Western Areas shareholders were advised on
23 November 2006 that the only remaining condition
precedent to the offer had been fulfilled.

3. No increase to the offer

Western Areas shareholders are advised that Gold Fields
will not be increasing the offer of 35 ordinary Gold Fields
shares for every 100 ordinary shares held in Western Areas.

4. Closing date of the offer

Shareholders are advised that as at 17:00 on 7 December
2006, valid acceptances of the offer have been received in
respect of a total of 56,445,831 Western Areas shares (66%
of the offer shares). Combined with the 66,122,050 Western
Areas shares already held by Gold Fields, these shares will
give Gold Fields an effective voting interest of 75.8 % in
Western Areas.

5. The Western Areas Derivative Structure

It has been public knowledge for some time that in 2001 Western Areas entered into a long-dated derivative structure ("the derivative structure") in respect of gold production from South Deep. Under the terms of the derivative structure a change in control of Western Areas without the consent of the derivative counterparties constitutes an event of default by Western Areas which may entitle the counterparties to close out the positions under the derivative structure. The latest available published marked to market value on a close out of the derivative structure including the deferred premium is negative R3.88 billion.

In anticipation of acquiring control of Western Areas, Gold Fields took the following actions:

(a) requested Western Areas to seek the consent of the three derivative counterparties to the change of control;

(b) reached an agreement with two of the counterparties namely Investec Bank Limited ("Investec") and Barclays Bank PLC ("Barclays") (Barclays having recently acquired one of the previous counterparties position under the derivative structure) and hence thereby becoming a SAT participant the salient principles of which are that they would vote in favour of waiving such change of control and that they will not, provided Gold Fields retains control of Western Areas for a period commencing on 7 December 2006 and terminating on the first anniversary of the date on which Gold Fields acquires control of Western Areas vote in favour of any exercise of any of their rights following any event of default or termination event whether pre-existing or not and will not exercise such rights

Barclays and Investec confirmed that they had sufficient votes between them in terms of the derivative structure to secure the required majority to agree to the change of control and to agree not to exercise their rights subject to the terms outlined in this release. Accordingly Western Areas has now been notified that the consent has been granted.

(c) In consideration for these undertakings Gold Fields has agreed that it will subject to acquiring control of Western Areas and subject further to any necessary regulatory approvals it may require to do so, fund (and/or procure one or more third parties to fund) any cashflow shortfalls of Western Areas that arise during the 12 month period commencing on the date upon which Gold Fields acquires control of Western Areas which result from the conduct by Western Areas of its current business in the ordinary course including, without limitation, the incurral of operating and capital expenditure, the payment of taxes, and the performance of scheduled delivery and payment obligations under the derivative structure but expressly excluding any cashflow shortfalls of Western Areas which result from the exercise by any of the counterparties of any rights against Western Areas following any Event of Default or Termination Event under the derivative structure whether as a result of a Change of Control Event or otherwise and/or the exercise against Western Areas by any of the counterparties of any similar rights in respect of any other liability or borrowing of Western Areas.

The terms upon which Gold Fields will fund or procure funding for Western Areas will have to be agreed with the Board of Western Areas.

Shareholders will be advised in due course of further

developments.

8 December 2006

Sponsor
JPMorgan

Financial advisers to Gold Fields
JPMorgan
Citigroup
Frankel Consulting

Legal advisers to Gold Fields
Edward Nathan Sonnenbergs
Linklaters

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 8 December 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs